KSIX MEDIA HOLDINGS, INC.

10624 S. Eastern Ave. Suite A-910

Henderson, NV 89052

www.ksix.com

December 11, 2015

Larry Spirgel – Assistant Director

Securities and Exchange Commission

100 F Street NE

Washington, D.C., 20549

Re:	KSIX MEDIA HOLDINGS, INC.
Form 8-K, Amendment #1
Filed October 26, 2015
File No. 000-52522

Mr. Larry Spirgel:

We have received your letter dated November 5, 2015 regarding the above identified Form 8K, Amendment #1 and the seven (7) separate comments, each of which are identified below. Below each comment is the Response, which KSix Media Holdings, Inc. (the “Issuer”) proposes to include in an amended Form 8-K to be filed upon the Commission’s approval of the proposed changes as further set forth herein.

Should the Securities and Exchange Commission (the “Commission”) have any further comments to the proposed responses provided by the Issuer, they will be addressed in subsequent amendments to the Form 8K and/or supplemental correspondence in the same Comment/Response format or in any other format requested by the Commission.

Part 1 – Description of Business

Overview, page 2

1.	We note your response to comment 5; however, the scope of your business operations and services remain unclear. For example, disclose whether your operations focus solely on the online/video game industry, discuss the market of advertisers, and game owners with which you engage and discuss any material terms and arrangements that facilitate your engagements with advertisers necessary to inform persons not familiar with your incentive based advertising platform. As another example, discuss the extent to which your current operations under BMG and KSIX rely on delivery to computer desktops rather than mobile devices. Discuss how the move to mobile devices impacts your business. Please refer to Item 101(h)(4)(i), (iv), (vi), (vii) and (x). In this regard, please address your disclosure on page 8 where you indicate that a few third party agreements collectively represent a significant percentage of revenue generated by your B2B operations. It appears that these agreements may be material contracts required to be filed under Item 601(b)(10) of Regulation S-K. Please provide us your analysis.

KSIX Media Holdings, Inc.	Page 1 of 5

Response:	Noted and updated as follows:

We have expanded the disclosure on page 3 of the amended current report regarding to first two parts of this questions in an effort to provide further disclosure on how our base business through KSIX and BMG operates. As such, the entire substance of Part 1 – Description of the Business, on pages 3, 4 and 5 has been revised, reorganized and reworded so as to better reflect the current organization of the business, its primary sources of revenue, and its plans for future growth.

We have expanded the disclosure on page 7 of the amended current report with regards to that a few third party agreements collectively represent a significant percentage of revenue generated by your B2B operations.

In our business there are always a few advertisers we work with that supply more offers and we can rely on their payment terms. This group does change with the environment and does not have a specific contract in place. The relationship is based on micro insertion orders or an ongoing insertion order for multiple offers. There is not a contract to disclose with the advertisers.

Part 1A – Risk Factors, page 3

2.	Please be advised that the PSLRA, by its terms, does not apply to companies that issue penny stock. As such, please delete your reference to Section 21E of the Exchange Act.

Response:	The Company has removed reference to Section 21E of the Exchange Act under its forward looking statements.

Part 2 – Financial Information

Management’s Discussion and Analysis of Plan of Operations

Liquidity, page 12

3.	Please discuss the details and enforceability of your arrangement with your chief executive officer to acquire additional working capital to meet short-terms requirements.

Response:	Noted and updated as follows:

At certain times the companies may need additional working capital to meet short-term requirements. In the past, the Company’s Chief Executive Officer made arrangements to meet these requirements. However, the Company’s Chief Executive Officer is under no written obligation to continue to provide working capital to meet short-term requirements on an ongoing basis.

KSIX Media Holdings, Inc.	Page 2 of 5

Part 5 – Directors, Executive Officers, Promoters, and Control Persons, page 15

4.	We note your revised disclosure on page 2 in response to comment 1; however, please further revise to identify Street Capital’s as a promoter and disclose any benefits received for its participation in arranging and facilitating the transaction. Please clarify that the share exchange of 123,894 shares of common stock of North American Energy Resources, Inc. in exchange for 100,000 shares of common stock of KSIX was made in connection with Street Capital’s role as a promoter. Please also disclose any other consideration received by Street Capital in connection with this transaction as required by Item 404(c)(i) of Regulation S-K.

Response:	Current report updated and amended as follows:

Pursuant to the Agreement, Street Capital, a licensed broker-dealer at the time of the transaction, was issued 123,894 shares of the Company in exchange for 100,000 shares of Common Stock it owned in KSIX Media, Inc. These shares were provided to Street Capital by KSIX Media, Inc. for the performance of beneficial services by Street Capital and in connection with Street Capital’s role as a “promoter” as that term is defined by Rule 12B-2 of the Securities and Exchange Act of 1934 and a required disclosure pursuant to Item 404(c)(1) of Regulation S-X.

Independent Auditors’ report, pages 26 and 40

5.	Please include dated Independent Auditors’ Reports of Paritz & Company, P.A. in your Form 8-K.

Response:	Paritz & Company, P.A. has provided the Issuer with the originally dated Independent Auditor’s Reports for both FYE December 31, 2014 audited financial statements contained in the current amended filing for KSIX Media and Subsidiaries and KSIX Media, Inc. and Subsidiaries.

Exhibits, page 53

6.	Please file your amended articles of incorporation and bylaws as required by Form 10 and Item 601 of Regulation S-K.

Response:	The Issuer has attached the amendment to the articles of incorporation changing the name of the Issuer from North American Energy Resources, Inc. to KSIX Media Holdings, Inc. dated May 8, 2015. The Issuer has not amended its Bylaws and has attached the original Bylaws as in place upon change of control of the Issuer.

KSIX Media Holdings, Inc.	Page 3 of 5

7.	Please file a copy of your outstanding loan agreements, including the related party advance from your chief executive officer, as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Response:	The Issuer has three outstanding long term liabilities aside from any related party advances. They are described as follows:

1.	Ksix Media, Inc., a Nevada corporation, our wholly-owned subsidiary, purchased 100% ownership of Ksix LLC and Blvd Media Group, LLC from Paywall, Inc. on December 18, 2014 pursuant to a “Membership Interest Purchase Agreement”. We have amended Part One accordingly to disclose this transaction in the Current Report and included this Agreement as Exhibit 99.5.

2.	A liability assumed from the purchase of Ksix LLC and Blvd Media Group, LLC from Paywall, Inc. with Richard Brostrum (“Unit Redemption Agreement” originally dated October 26, 2011). We have amended Part One accordingly to disclose this transaction in the Current Report and included this Agreement as Exhibit 99.6.

3.	Promissory Note Payable dated April 28, 2015 with Clinton Coldren (former Officer of NAEY)

4.	Promissory Note Payable dated April 28, 2015 with Allan G. Massara (former Officer of NAEY)

Current report updated and amended as follows (Page 2 – Description of Business):

Ksix Media Holdings, Inc. (“Ksix Holdings” or “the Company”) is a digital advertising agency conglomerate-serving customers worldwide. The Company seeks to acquire other niche marketing companies in the digital advertising sector to grow market share and efficiency. Ksix Holdings the parent company of a wholly-owned subsidiary, Ksix Media, Inc., a Nevada corporation, which operates two wholly-owned subsidiaries, Ksix LLC and Blvd Media Group, LLC, both Nevada limited liability companies, which were acquired by KSIX Media, Inc. from Paywall, Inc. on December 18, 2014 pursuant to a “Membership Interest Purchase Agreement” which is included as an exhibit to this filing. Pursuant to this acquisition from Paywall, Inc., KSIX Media, Inc. assumed the remaining balance owed to Richard Brostrum pursuant to a October 26, 2011 “Unit Redemption Agreement” whereby Paywall, Inc. purchased the remaining 40% of Blvd Media Group, LLC from its partner.

KSIX Media Holdings, Inc.	Page 4 of 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Issuer is responsible for the adequacy and accuracy of the disclosure in the filing. The Issuer understands that staff comments by the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Issuer also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any additional comments, inquiries or requests for supplement information, please contact the undersigned. Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ Carter M. Matzinger
KSIX MEDIA HOLDINGS, INC.

KSIX Media Holdings, Inc.	Page 5 of 5